Filed Pursuant to Rule 424(b)(5)
Registration No. 333-181984
and 333-181984-01

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated November 18, 2013

PROSPECTUS SUPPLEMENT

(To prospectus dated June 7, 2012)

$

Tanger Properties Limited Partnership

    % Senior Notes Due 2023

Tanger Properties Limited Partnership is offering $         million aggregate principal amount of     % Senior Notes due 2023. We will pay interest on the notes on              and              of each year, beginning on                     , 2014. The notes will mature on                     , 2023. We may redeem some or all the notes at our option, at any time in whole or from time to time in part, at the applicable redemption price described under “Description of Notes — Optional Redemption.”

The notes will be senior unsecured obligations and will rank equally with all other senior unsecured and unsubordinated indebtedness of Tanger Properties Limited Partnership from time to time outstanding. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or have the notes quoted on any automated dealer quotation system.

Investing in the notes involves risks. See “Risk Factors” on page S-6 of this prospectus supplement, page 3 in the accompanying prospectus and beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

Per Note	Total
Public offering price(1)%	$
Underwriting discount %	$
Proceeds to us (before expenses)(1)%	$

(1)	Plus accrued interest, if any, from , 2013 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank, S.A./N.V. on or about November     , 2013.

Joint Book-Running Managers

Jefferies USBancorp Wells Fargo Securities

The date of this Prospectus Supplement is November     , 2013.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference herein and therein, carefully before you invest in our senior notes. These documents contain important information you should consider before making your investment decision. This prospectus supplement, the accompanying prospectus and any related free writing prospectus filed by us contain the terms of this offering of senior notes. The accompanying prospectus contains information about our securities generally, some of which does not apply to the senior notes covered by this prospectus supplement. This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the additional information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized any other person to provide you with additional or different information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any related free writing prospectus filed by us and the information incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context indicates otherwise, the term the “Operating Partnership” refers to Tanger Properties Limited Partnership and its consolidated subsidiaries and the term “Company” refers to Tanger Factory Outlet Centers, Inc. and its consolidated subsidiaries. The terms “we,” “our” and “us” refer to the Operating Partnership or the Operating Partnership and the Company together with their consolidated subsidiaries, as the context requires.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-3 (Reg. No. 333-181984-01) with respect to the securities we are offering. This prospectus supplement does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus supplement about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

The Operating Partnership files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Operating Partnership files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain these materials from us at no cost by directing a written or oral request to us at Tanger Factory Outlet Centers,

S-ii

Inc., 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408, Attn: Corporate Secretary, or by calling our Investor Relations Department at (336) 834-6892, or at our website at www.tangeroutlet.com. Except for the documents described below, information on our website is not otherwise incorporated by reference into this prospectus supplement or the accompanying prospectus. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Operating Partnership, that file electronically with the SEC.

The SEC allows us to “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus supplement and information that we file later with the SEC prior to the termination of this offering will automatically update and supersede the information contained in this prospectus supplement. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 27, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 9, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 5, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 12, 2013; and

•	Current Reports on Form 8-K filed with the SEC on February 12, 2013 and September 4, 2013.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02, 7.01 or 9.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus supplement.

The Operating Partnership is also incorporating by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until it sells all of the securities covered by this prospectus supplement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

S-iii

FORWARD — LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others:

•	national and local general economic and market conditions;

•	demographic changes; our ability to sustain, manage or forecast our growth; existing governmental regulations and changes in, or the failure to comply with, government regulations;

•	adverse publicity; liability and other claims asserted against us;

•	competition;

•	the risk that we may not be able to finance our planned development activities or refinance existing indebtedness on favorable terms or at all;

•

the risk that ownership interests in certain of our properties are held by third parties whose interests may conflict with ours and thereby constrain us from taking actions concerning these properties which we would otherwise take;

•

risks related to the retail real estate industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;

•	the risk that high fuel prices may impact consumer travel and spending habits;

•

risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;

•	risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;

•

risks that we incur a material, uninsurable loss of our capital investment and anticipated profits from one of our properties, such as those that result from wars, earthquakes, tornados or hurricanes and other business disruptions;

•

risks that a significant number of tenants or a tenant or tenants that lease a significant amount of gross leasable area from us may become unable to meet their lease obligations, including as a result of tenant bankruptcies, or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;

•	fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans;

•	changes in the outlet industry or in consumer demand for factory outlet stores;

•	interest rate fluctuations;

•	risks related to cyber-attacks or cyber-terrorism that could disrupt our business operations;

•	the ability to realize planned costs savings in acquisitions; and

•	retention of earnings.

S-iv

Additional factors which may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the section entitled “Business” in our Annual Report on Form 10-K for the year ended December 31, 2012, including the subheadings entitled “Recent Developments,” “The Outlet Concept,” “Our Outlet Centers,” “Business Strategy,” “Growth Strategy,” “Operating Strategy,” “Capital Strategy,” “Competition,” and the section titled “Risk Factors” in each of this prospectus supplement, the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012. You should consider our forward-looking statements in light of those risks as you read this prospectus supplement and the accompanying prospectus. Forward-looking statements speak only as of the date made. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference, including the information set forth under the heading “Risk Factors” and the financial data and related notes. Unless otherwise indicated, property and financial information in this prospectus supplement is presented as of, or for the period ended, September 30, 2013.

The Operating Partnership and the Company

The Operating Partnership

We are one of the largest owners and operators of outlet centers in the United States. We are controlled by the Company, a fully-integrated, self-administered and self-managed real estate investment trust, or REIT, and focus exclusively on developing, acquiring, owning and operating outlet centers. We provide all development, leasing and management services for our centers. As of September 30, 2013, we had 37 consolidated outlet centers in 24 states coast to coast, with a total gross leasable area of approximately 11.5 million square feet. These centers were, on average, 99% occupied and contained over 2,400 stores, representing approximately 400 store brands. We also had partial ownership interests in 6 outlet centers totaling approximately 1.4 million square feet, including three outlet centers in Canada.

Tanger GP Trust, the Company’s wholly-owned subsidiary, serves as our general partner. The outlet centers and other assets of our business are owned by, and all of the Company’s operations are conducted through, us. Accordingly, the descriptions of our business, employees and properties are also descriptions of the business, employees and properties of the Company.

We and the Company are both organized under the laws of the state of North Carolina and maintain our principal executive office at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408 and the telephone number at that address is (336) 292-3010. Our website can be accessed at www.tangeroutlet.com. A copy of our reports on Forms 10-K, 10-Q and 8-K can be obtained, free of charge, on our website. Information on our website is not, however, a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Deer Park

In August 2013, our Deer Park joint venture completed a refinancing of its existing debt and then immediately restructured the ownership whereby we acquired an additional ownership interest in the property from one of the partners which gave us a controlling interest. With the acquisition of this additional interest, we have consolidated the property for financial reporting purposes since the acquisition date, and remeasured our previously held interest that was accounted for as an equity method investment.

Prior to the acquisition, Deer Park successfully negotiated new financing of the debt obligations for the previous mortgage and mezzanine loans totaling approximately $238.5 million, with a $150.0 million mortgage loan. The new five year mortgage loan bears interest at a 150 basis point spread over LIBOR. The previous mortgage and mezzanine loans were in default, and as part of the refinancing, all default interest associated with the loans was waived. Utilizing funding from our existing unsecured lines of credit, we loaned approximately $89.5 million at a rate of LIBOR plus 3.25% and due on August 30, 2020 to the Deer Park joint venture representing the remaining amount necessary to repay the previous mortgage and mezzanine loans. As a result of the refinancing, Deer Park recorded a gain on early extinguishment of debt of approximately $13.8 million. Our share of this gain and the income from the settlement of a lawsuit with a third party was approximately $7.8 million and has been included in equity in earnings (losses) of unconsolidated joint ventures in the consolidated statement of operations for the three and nine months ended September 30, 2013.

Subsequent to the debt extinguishment, we acquired an additional one-third interest in the Deer Park property from one of the partners, bringing our total ownership to a two-thirds interest, for total consideration of approximately $27.9 million, including $13.9 million in cash and 450,576 in common limited partnership units of Tanger Properties Limited Partnership, which are exchangeable for an equivalent number of the Company’s common shares. This transaction was accounted for as a business combination resulting in the assets acquired and liabilities assumed being recorded at fair value as a result of the step acquisition. Prior to the acquisition, the joint venture was considered a variable interest entity and was accounted for under the equity method of accounting since we did not have the ability to direct the significant activities that affect the economic performance of the venture as a one-third owner. Upon acquiring an additional one-third interest, we determined, based on the acquisition agreement and other transaction documents which amended our rights with respect to the property and our obligations with respect to the additional one-third interest, that we control the property’s assets and direct the property’s significant activities and therefore, consolidate the property’s assets and liabilities.

There was no contingent consideration associated with this acquisition. We incurred approximately $772,000 in third-party acquisition costs which were expensed as incurred. As a part of the acquisition accounting, we recorded a gain of $26.0 million which represented the difference between the carrying book value and the fair value of our previously held equity method investment in Deer Park.

Although we do not anticipate any changes in the fair value measurements of the acquisitions, the measurements may be subject to change within 12 months of the business combination date if new facts or circumstances are brought to our attention that were previously unknown but existed as of the business combination date.

Following the acquisition, on August 30, 2013, we and the remaining one-third owner of the Deer Park property restructured certain aspects of our ownership of the property, whereby we receive substantially all of the economics generated by the property and would have substantial control over the property’s financial activities. We and the remaining one-third owner of the Deer Park property entered into a triple net lease agreement with a different wholly-owned subsidiary of ours which operates the property as lessee. Under the new structure, we will serve as property manager and control the management, leasing, marketing and other operations of the property. We and the remaining one-third property owner will receive, in proportion to our respective ownership interests, fixed annual lease payments of approximately $2.5 million, plus an amount necessary to pay the interest expense on debt related to the property. In addition, we and the remaining property owner have entered into an agreement whereby they may require us to acquire their ownership interest in the property on the second anniversary of the acquisition date for a price of $28.4 million, and we have the option to acquire their ownership interest on the fourth anniversary of the acquisition date at the same price. Due to the other partner’s ability to require us to purchase their interest, we have recorded an obligation to redeem their interest at the redemption price as a deferred financing obligation in the other liabilities section of the balance sheet.

Extension of Unsecured Lines of Credit

On October 24, 2013, we closed on amendments to our unsecured lines of credit, extending the maturity, reducing the overall borrowing costs, and amending certain debt covenants. The maturity of these facilities was extended from November 10, 2015 to October 24, 2017 with the ability to further extend maturity for an additional year at our option. The annual commitment fee, which is payable on the full $520.0 million in loan commitments, was reduced from 0.175% to 0.15%, and the interest rate spread over LIBOR was reduced from 1.10% to 1.00%.

Derivative Agreements

On October 28, 2013, we entered into interest rate swap agreements to reduce our floating rate debt exposure by locking the interest rate on the $150.0 million Deer Park mortgage. The loan bears interest at LIBOR plus 1.50% and matures in August 2018. The interest rate swap agreements fix the base LIBOR rate at an average of 1.30%, creating a contractual interest rate for the loan of 2.80% through August 2018.

The Offering

The offering terms are summarized below solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the notes, see the discussion under the caption “Description of Notes” beginning on page S-11 in this prospectus supplement.

Issuer	Tanger Properties Limited Partnership, a North Carolina limited partnership.

Securities Offered	$ million aggregate principal amount of % Senior Notes due 2023.

Maturity Date	The notes will mature on , 2023

Interest Payment Dates	Semi-annually in arrears on and of each year, commencing on , 2014.

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option, on not less than 30 nor more than 60 days’ notice, at the applicable redemption price described under “Description of Notes — Optional Redemption.”

Ranking	The notes:

•	will be senior unsecured obligations;

•	will rank equally and ratably with all our existing and future senior unsecured and unsubordinated indebtedness;

•	will be senior to any future subordinated indebtedness and other liabilities;

•	will be junior to any secured debt to the extent of the assets securing such indebtedness and other liabilities; and

•	will be effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries.

See “Description of Notes — Ranking.”

Covenants	The indenture under which the notes will be issued will contain covenants restricting our ability, subject to certain exceptions, to incur debt secured by liens, or to merge or consolidate with another entity or sell all or substantially all of our assets to another person. See “Description of Notes — Additional Covenants of the Operating Partnership.”

Lack of a Public Market for the Notes	The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or have the notes quoted on any automated dealer quotation system. There can be no assurance regarding:

•	any future development or liquidity of a trading market for either series of notes;

•	your ability to sell your notes at all; or

•	the prices at which you may be able to sell your notes.

Use of Proceeds	We intend to use the net proceeds of this offering to repay outstanding borrowings under our unsecured lines of credit. We will use the remaining net proceeds, if any, for general corporate purposes. See “Use of Proceeds.”

Conflicts of Interest	Affiliates of certain of the underwriters are agents and/or lenders under our outstanding unsecured lines of credit and will receive a pro rata portion of net proceeds from this offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

Settlement Date	Delivery of the notes will be made against payment therefor on or about , 2013.

Trustee	U.S. Bank National Association.

Form and Denominations	The notes will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company. The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Sinking Fund	The notes are not entitled to any sinking fund payments.

Risk Factors	See “Risk Factors” on page S-6 of this prospectus supplement and on page 3 of the accompanying prospectus for other information you should consider before buying our notes.

RISK FACTORS

An investment in the notes involves risks. In addition to the matters discussed under the heading “Risk Factors” on page 3 of the accompanying prospectus, on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2012, and other information in this prospectus supplement, the accompanying prospectus, any related free writing prospectus filed by us and other documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus, you should consider carefully the following risk factors before deciding to invest in the notes. If any of the risks below or included or incorporated by reference in the prospectus supplement or the accompanying prospectus were to occur, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may affect our ability to pay interest on the notes or repay the principal when due, and you may lose all or part of your investment.

Risks Related to the Notes

The notes will not be guaranteed by the Company or any of our subsidiaries and will be effectively subordinated to all existing and future liabilities of our subsidiaries and our secured indebtedness.

The notes are exclusive obligations of the Operating Partnership. In the event of a bankruptcy, liquidation or similar proceedings involving any of our subsidiaries, the creditors of that subsidiary (including, in the case of any subsidiary that has guaranteed any of our existing or future indebtedness, our creditor with respect to the guaranteed indebtedness) will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

The notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, administration, reorganization, or other insolvency or bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of the liabilities of our subsidiaries.

We are subject to the risks associated with debt financing.

We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest. If the national and world-wide financial crisis does not continue to improve, disruptions in the capital and credit markets may adversely affect our operations, including the ability to fund the planned capital expenditures and potential new developments or acquisitions. Further, there is the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to access capital markets to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

As of September 30, 2013, we had $259.0 million outstanding on our unsecured lines of credit which are subject to variable interest rates. While we mitigate some of the risk associated with variable interest rates through hedging, we do not mitigate all such risks. As a result, interest rate fluctuations that are not hedged could affect our operating results. We maintain unsecured lines of credit that provide for borrowings of up to $520.0 million. In October 2013, we modified our unsecured lines of credit which extended the expiration date to October 24, 2017 with an option for an additional one year extension and reduced the interest rate to LIBOR + 1.00%. Changes in economic conditions outside our control could result in higher interest expense and reduce the funds available for capital expenditures, potential new developments or acquisitions, operations or other purposes.

The indenture permits us to incur additional debt.

The indenture under which the notes will be issued permits us to incur substantial additional debt. Our incurrence of additional debt may have important consequences for you as a holder of notes, including making it more difficult for us to satisfy our obligations with respect to the notes. As of September 30, 2013, our total indebtedness was approximately $1.3 billion. In addition, between September 30, 2013 and November 15, 2013, we repaid $3.9 million under our unsecured lines of credit. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities, including guarantees, of our subsidiaries.

There is no established trading market for the notes.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes; however, the underwriters are not obligated to do so. The underwriters may discontinue any market-making at any time, and there is no assurance that an active public market for the notes will develop or, if it develops, that it will be maintained. Further, declines and volatility in the market for securities generally, as well as changes in our financial performance or prospects, may adversely affect the liquidity of, and trading market for, the notes.

The Company is required by law to make distributions to its shareholders and therefore we must make distributions to the Company.

To obtain the favorable tax treatment associated with its qualification as a REIT, generally, the Company is required to distribute to its common and any preferred shareholders at least 90% of its taxable income (excluding net capital gains) each year. The Company depends upon distributions or other payments from us to make distributions to its shareholders.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

S&P recently announced that it plans to apply new ratings criteria to corporate industrial companies and utilities effective November 18, 2013 and accordingly previously issued ratings, including those given to these notes could change.

We will require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive and other factors that may be beyond our control.

Based on our current operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for the next several years barring any unforeseen circumstances which are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowing will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, before maturity. We cannot assure you that we will be able to refinance any of our debt, including our credit facilities, the existing senior notes or the notes, on commercially reasonable terms or at all.

USE OF PROCEEDS

We estimate the net proceeds of this offering will be approximately $             million, after deducting the underwriting discount and our estimated expenses related to this offering. We intend to use such net proceeds to repay outstanding borrowings under our unsecured lines of credit. We will use the remaining net proceeds, if any, for general corporate purposes.

We maintain unsecured lines of credit that provide for borrowings of up to $520.0 million. In October 2013, we modified our unsecured lines of credit which extended the expiration date to October 24, 2017 with an option for an additional one year extension and reduced the interest rate to LIBOR + 1.00%. As of September 30, 2013, a total of $259.0 million was outstanding under these lines of credit.

Affiliates of Wells Fargo Securities, LLC and U.S. Bancorp Investments, Inc. are agents and/or lenders under our unsecured term loan and/or unsecured lines of credit. As a result affiliates of certain underwriters will receive a pro rata portion of net proceeds from this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods shown.

	Nine Months Ended September 30,			Year Ended December 31,

	2013		2012	2012	2011	2010		2009		2008
Ratio of Earnings to Fixed Charges(1)	3.1x	(2)	2.0x	2.1x	2.1x	1.9x	(3)	2.9x	(4)	1.6x	(5)

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings has been calculated by adding fixed charges (excluding capitalized interest), amortization of capitalized interest and distributed income of unconsolidated joint ventures to income from continuing operations before adjustment for equity in earnings of unconsolidated joint ventures. Fixed charges consist of interest costs, whether expensed or capitalized, the amortization of debt issue costs, whether expensed or capitalized and the interest factor of rental expense.
(2)	Earnings before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2013, includes a $26.0 million gain on a previously held interest in an acquired joint venture.
(3)	Earnings before equity in earnings (losses) of unconsolidated joint ventures for the year ended December 31, 2010 includes a loss on termination of derivatives of $6.1 million.
(4)	Earnings before equity in earnings (losses) of unconsolidated joint ventures for the year ended December 31, 2009 includes: a $10.5 million gain on early extinguishment of debt from an exchange offer of Company common shares for convertible debt; a $31.5 million gain on acquisition of previously held unconsolidated joint venture interest; and a $5.2 million impairment charge related to a property held and used.
(5)	Earnings before equity in earnings of unconsolidated joint ventures for the year ended December 31, 2008 includes an $8.9 million loss on the early termination of U.S. treasury rate lock agreements.

CAPITALIZATION

The following table sets forth the Operating Partnership’s capitalization as of September 30, 2013 on (i) a historical basis and (ii) an as adjusted basis giving effect to the sale by us of $             million in senior unsecured notes pursuant to this prospectus supplement and the estimated net proceeds from the offering of $             million, after deducting the underwriting discount and estimated offering expenses, and the expected application of the net proceeds from the sale. You should read the information included in the table below in conjunction with our consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2013
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Debt:
Senior, unsecured notes	$548,247	$
Unsecured term loans	267,065
Mortgages payable	251,533
Unsecured lines of credit	259,000

Total debt	1,325,845

Total partners’ equity	560,957

Total capitalization	$1,886,802	$

DESCRIPTION OF NOTES

The following description of some of the particular terms of the notes offered by this prospectus supplement supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following statements relating to the notes and the Indenture (as defined below) are summaries of provisions contained in the notes and the Indenture and do not purport to be complete. These statements are qualified in their entirety by reference to the provisions of the notes and the Indenture. Copies of the Indenture are available upon request. Capitalized terms used under this caption, but not otherwise defined, shall have the meanings given to them in the accompanying prospectus or, if not defined in the prospectus, in the Indenture.

The notes constitute debt securities (which are more fully described in the accompanying prospectus) to be issued pursuant to an indenture dated as of March 1, 1996, between the Operating Partnership, the Company and U.S. Bank National Association, as Trustee, and supplemented by the Eighth Supplemental Indenture dated November     , 2013, which we refer to collectively in this prospectus supplement as the Indenture. The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the TIA. The notes are subject to all those terms, and investors are referred to the Indenture and the TIA for a statement of those terms.

General

The notes will be a separate series of debt securities under the Indenture, limited initially in aggregate principal amount to $         million. The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate amount authorized by us for each series. We may, without the consent of the holders of the notes, re-open this series of notes and issue additional notes of this series under the Indenture in addition to the $         million of notes authorized as of the date of this prospectus supplement. Any such additional notes shall be part of the same series of debt securities issued under the Indenture as the notes offered by this prospectus supplement.

The notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The principal of, and premium, if any, and interest on, the notes will be payable in U.S. dollars. The notes will be evidenced by a global note, the Global Note, in book-entry form, except under the limited circumstances described below under “— Book-Entry System.” Notices or demands to or upon the Operating Partnership in respect of the notes and the Indenture may be served and, if notes are issued in definitive certificated form, notes may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Operating Partnership maintained for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office of the Trustee, which on the date of this prospectus supplement is located at U.S. Bank National Association, Attention: Corporate Trust, 60 Livingston Street, St. Paul, MN 55107.

Reference is made to the section titled “Description of Debt Securities and Guarantees — Certain Covenants” in the accompanying prospectus, as supplemented and modified by “— Additional Covenants of the Operating Partnership” below for a description of certain covenants applicable to the notes. Compliance with these covenants generally may be waived if the holders of a majority in principal amount of the outstanding notes consent to such waiver. In addition, the defeasance and covenant defeasance provisions of the Indenture described under “Description of Debt Securities and Guarantees — Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes; covenant defeasance will be applicable with respect to the covenants described in the accompanying prospectus under “Description of Debt Securities and Guarantees — Certain Covenants” (except the covenant requiring the Operating Partnership to preserve and keep in full force and effect its corporate existence) and the covenants described below under “— Additional Covenants of the Operating Partnership.”

Except as described under “Description of Debt Securities and Guarantees — Merger, Consolidation or Sale” in the accompanying prospectus or “— Additional Covenants of the Operating Partnership” below, the Indenture does not contain any provisions that would afford holders of the notes protection in the event of

•	a highly leveraged or similar transaction involving the Operating Partnership,

•	a change of control, or

•	a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the notes.

In addition, subject to the limitations set forth under “Description of Debt Securities and Guarantees — Merger, Consolidation or Sale” in the accompanying prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership with another entity that would increase the amount of the Operating Partnership’s indebtedness or substantially reduce or eliminate the Operating Partnership’s assets, which may have an adverse affect on the Operating Partnership’s ability to service its indebtedness, including the notes.

The Company has no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership. In addition, certain restrictions on ownership and transfers of the Company’s stock designed to preserve its qualification as a REIT may act to prevent or hinder any such transaction or change of control.

Ranking

The notes will be our direct, senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to all indebtedness and other liabilities (including guarantees) of our subsidiaries from time to time outstanding, will be effectively subordinated to all of our existing and future indebtedness that is guaranteed by our subsidiaries to the extent of those guarantees, and will also be subordinated to any secured indebtedness we may issue to the extent of any collateral pledged as security therefor. As of September 30, 2013, the Operating Partnership had outstanding indebtedness and other liabilities aggregating approximately $1.4 billion, of which approximately $261.0 million is secured indebtedness or unsecured indebtedness of our consolidated subsidiaries. See “Risk Factors — The notes will not be guaranteed by the Company or any of our subsidiaries and will be effectively subordinated to all existing and future liabilities of our subsidiaries and our secured indebtedness.” Although the Indenture and other debt instruments to which we are a party limit our ability and the ability of our subsidiaries to incur additional indebtedness, both we and our subsidiaries have the right to incur substantial additional secured and unsecured indebtedness.

Interest and Maturity

The entire principal amount of the notes will mature and become payable on                     , 2023 (the “Maturity Date”), together with accrued and unpaid interest unless earlier redeemed. The notes are not entitled to the benefit of any sinking fund payments and will not be convertible into or exchangeable for any of our equity interests. The notes are subject to redemption at the Operating Partnership’s option and are not subject to repayment or repurchase by the Operating Partnership at the option of the Holders (as defined below). See “— Optional Redemption” below.

The notes will bear interest at the rate per year set forth on the cover page of this prospectus supplement from                      or from the most recent Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on                      and                      of each year (the “Interest Payment Dates”), commencing                     , 2014, and on the Maturity Date, to the persons or “holders” in whose names the notes are registered in the security register applicable to the notes (the “Holders”) at the close of business on                      or                      (the “Regular Record Dates”), as the case may be, immediately before the related Interest Payment Dates, regardless of whether such Regular Record Date is a business day. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The principal of each note payable at maturity will be paid against presentation and surrender of the note at the corporate trust office of the Trustee, located initially at U.S. Bank National Association, Attention: Corporate Trust, 60 Livingston Street, St. Paul, MN 55107, in coin or currency of the United States that at the time of payment is legal tender for payment of public and private debt.

If any Interest Payment Date, the Maturity Date, any date fixed for redemption or any other day on which the principal of, premium, if any, or interest on a note becomes due and payable falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, Maturity Date, redemption date or other date, as the case may be. For purposes of the notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Ratings

The rating of the notes should be evaluated independently from similar ratings on other types of securities. In addition, the credit ratings on the notes are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such rating will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Moreover, a rating is not a recommendation to buy, sell or hold the notes, inasmuch as such rating does not comment as to market price or suitability for a particular investor.

Additional Covenants of the Operating Partnership

Reference is made to the section titled “Description of Debt Securities and Guarantees — Certain Covenants” in the accompanying prospectus for a description of certain covenants applicable to the notes. In addition to the foregoing, the following covenants of the Operating Partnership will apply to the notes for the benefit of the holders of the notes:

Limitations on Incurrence of Indebtedness

The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness, other than Permitted Indebtedness, if, immediately after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, is greater than 60% of the sum of (i) the Operating Partnership’s Total Assets as of the end of the calendar quarter covered in the Operating Partnership’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness; and (ii) any increase in the Total Assets since the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase together with the Total Assets being referred to as the “Adjusted Total Assets”).

Limitation on Incurrence of Secured Indebtedness

In addition to the other limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Indebtedness, whether owned at the date of the indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Indebtedness, the aggregate principal amount of all outstanding Secured Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership’s Adjusted Total Assets.

For purposes of this covenant, Indebtedness is deemed to be “incurred” by the Operating Partnership or its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

Maintenance of Total Unencumbered Assets

The Operating Partnership will maintain at all times Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of the Operating Partnership and its Subsidiaries, computed on a consolidated basis in accordance with GAAP.

Debt Service Income Ratio

In addition to the other limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred, the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Indebtedness and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) any income earned as a result of any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period; and (iv) in the case of an acquisition or disposition by the Operating Partnership or any Subsidiary or any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had incurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

Restrictions on Dividends and Other Distributions

The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership’s capital for the purpose of acquiring interests in real property or otherwise) unless, immediately after giving pro forma effect to such distribution (i) no default under the Indenture shall have occurred or be continuing and (ii) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of (y) 95% of the aggregate cumulative Funds From Operations of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment, and (z) the aggregate Net Cash Proceeds received by the Operating Partnership after the date of the Indenture from the issuance and sale of Capital Stock of the Operating Partnership or the Company to the extent such proceeds are contributed to the Operating Partnership; provided, however, that the foregoing limitation shall not apply to any distribution or other action which is necessary to maintain the Company’s status as a REIT under the Code, if the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and the Company on a consolidated basis at such time is less than 60% of Adjusted Total Assets.

Existence

Except as permitted under “Merger, Consolidation or Sale,” each of the Operating Partnership and the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that neither the Operating Partnership nor the Company shall be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

Maintenance of Centers

Each of the Operating Partnership and the Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership and the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership, the Company and any Subsidiary shall not be prevented from closing, selling or otherwise disposing for value their respective properties except as otherwise provided in “Merger, Consolidation or Sale.”

Insurance

The Operating Partnership and the Company will be required to, and will be required to cause each of their respective Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility.

Payment of Taxes and Other Claims

Each of the Operating Partnership and the Company will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of it or any Subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership, the Company or any Subsidiary; provided, however, that neither the Operating Partnership nor the Company shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information

Whether or not the Operating Partnership or the Company is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, the Operating Partnership and the Company will, to the extent permitted under the Exchange Act, be required to file with the SEC the annual reports, quarterly reports and other documents which the Operating Partnership and the Company would have been required to file with the SEC pursuant to such Section 13 or 15(d) of the Exchange Act (the “Financial Statements”) if the Operating Partnership and the Company were so subject, such documents to be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which the Operating Partnership and the Company would have been required so to file such documents if the Operating Partnership and the Company were so subject.

The Operating Partnership and the Company will also in any event (i) within 15 days of each Required Filing Date (y) transmit by mail to all Holders of debt securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports and quarterly reports which the Operating Partnership and the Company would have been required to file with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act if the Operating Partnership and the Company were subject to such Sections, and (z) file with the applicable trustee, copies of the annual reports, quarterly reports and other documents which the Operating Partnership and the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership and the Company were subject to such Sections, and (ii) if filing such documents by the Operating Partnership and the Company with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

As used herein:

“Annual Service Charge” as of any date means the amount which is expensed or capitalized in the immediately preceding four fiscal quarter periods for interest on Indebtedness, excluding amounts relating to the amortization of deferred financing costs.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase warrants, options, participations, rights in or other equivalents (however designated) of such Person’s capital stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any preferred stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or hereafter issued.

“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries plus amounts which have been deducted for (i) interest on Indebtedness of the Operating Partnership and its Subsidiaries, (ii) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (iii) amortization of debt discount, (iv) depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (v) amortization of deferred charges, and (vi) provisions for or realized losses on properties, less amounts which have been included for gains on properties.

“Consolidated Net Income” for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

“Funds from Operations,” or FFO, means for any period the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization uniquely significant to real estate, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses with respect to the disposition of investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership’s ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis.

“GAAP” means generally accepted accounting principles, as in effect from time to time, as used in the United States applied on a consistent basis.

“Intercompany Debt” means indebtedness owed by the Operating Partnership, Company or any Subsidiary solely to the Operating Partnership, Company or any Subsidiary.

“Indebtedness” means any indebtedness, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property as lessee which would be reflected on a consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on a consolidated balance sheet in accordance with GAAP , and also includes to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person.

“Net Cash Proceeds” means the proceeds of any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the

Operating Partnership or any Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Permitted Indebtedness” means Indebtedness of the Operating Partnership, the Company or any Subsidiary owing to any Subsidiary, the Company or the Operating Partnership pursuant to an intercompany note, provided that such Indebtedness is expressly subordinated in right of payment to the Securities; provided further that any disposition, pledge or transfer of such Indebtedness to a Person (other than the Operating Partnership or another Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Operating Partnership, the Company or a Subsidiary, as the case may be, and not Permitted Indebtedness as defined herein.

“Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Secured Indebtedness” means any Indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

“Subsidiary” means any entity of which at the time of determination the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock. The foregoing definition of “Subsidiary” shall only be applicable with respect to the covenants and other definitions set forth herein under this caption “— Additional Covenants of the Operating Partnership” and in the accompanying prospectus under “Description of Debt Securities and Guarantees — Merger, Consolidation or Sale.”

“Total Assets” as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivable).

“Total Unencumbered Assets” as of any date means Total Assets minus the value of any properties of the Operating Partnership and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest, trust deed, deed of trust, deed to secure debt, security agreement, or other encumbrance of any kind to secure Indebtedness (other than those relating to Intercompany Debt), including the value of any stock of any Subsidiary that is so encumbered determined on a consolidated basis in accordance with GAAP; provided, however, that, in determining Total Unencumbered Assets as a percentage of outstanding Unsecured Indebtedness for purposes of the covenant set forth above in “— Maintenance of Total Unencumbered Assets,” all investments in any Person that is not consolidated with the Operating Partnership for financial reporting purposes in accordance with GAAP shall be excluded from Total Unencumbered Assets to the extent that such investments would have otherwise been included. For purposes of this definition, the value of each property shall be equal to the purchase price or cost of each such property (original cost plus capital improvements) and the value of any stock subject to any encumbrance shall be determined by reference to the value of the properties owned by the issuer of such stock as aforesaid.

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

“Unsecured Indebtedness” means Indebtedness of the Operating Partnership or any Subsidiary that is not secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

“Voting Stock” means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or persons performing similar functions) provided that the stock that carries only the right to vote conditionally on the happening of an event is not considered Voting Stock.

Optional Redemption

Prior to                     , 2023, the notes will be redeemable, at any time in whole or from time to time in part, at the option of the Operating Partnership on any date at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes to be redeemed, and

(b)	the sum of the present values as of the date of redemption or accelerated payment of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption or acceleration date) discounted to such redemption or acceleration date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus basis points, plus, in the case of both clauses (a) and (b) above, any accrued and unpaid interest on the principal amount of the notes being redeemed to, but excluding, such redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on an Interest Payment Date falling on or prior to the relevant redemption date will be payable to the persons who were the holders of the notes registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of the Indenture.

If the notes are redeemed on or after                     , 2023, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption or acceleration date for the notes:

(a)	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or

(b)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated by the Operating Partnership and certificated to the Trustee in writing on the third business day preceding the applicable redemption or acceleration date.

“Comparable Treasury Issue” means, with respect to any redemption or acceleration date for the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Independent Investment Banker” means, with respect to any redemption or acceleration date for the notes, Jefferies LLC, U.S. Bancorp Investments, Inc., and Wells Fargo Securities, LLC and their respective successors (whichever shall be appointed by the Operating Partnership) or, if each such firm or its successor, if any, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Operating Partnership.

“Comparable Treasury Price” means, with respect to any redemption or acceleration date for the notes:

(a)	the average of five Reference Treasury Dealer Quotations for such redemption or acceleration date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

(b)	if the Operating Partnership obtains fewer than five but more than one such Reference Treasury Dealer Quotations for such redemption or acceleration date, the average of all such quotations, or

(c)	if the Operating Partnership obtains only one such Reference Treasury Dealer Quotation for such redemption or acceleration date, that Reference Treasury Dealer Quotation.

“Reference Treasury Dealer” means with respect to any redemption or acceleration date for the notes, Primary Treasury Dealers (defined herein) selected by Jefferies LLC, U.S. Bancorp Investments, Inc., and Wells Fargo Securities, LLC (and their respective successors provided, however, that if any such firm or any such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Operating Partnership shall substitute therefor another Primary Treasury Dealer) and two other Primary Treasury Dealers selected by the Operating Partnership.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption or acceleration date for the notes, the average, as determined by the Operating Partnership, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Operating Partnership by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption or acceleration date.

“Final Maturity Date” means                     , 2023.

Notice of any redemption by the Operating Partnership will be mailed at least 30 days but not more than 60 days before any redemption date to each holder of notes to be redeemed. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by the holder to be redeemed.

If we choose to redeem less than all of the notes of a series, we will notify the Trustee at least 40 days prior to the redemption date, or a shorter period as may be satisfactory to the Trustee, of the aggregate principal amount of notes of the series to be redeemed, if less than all of the notes of that series are to be redeemed, and their redemption date. The Trustee will select, based on a method that most nearly approximates a pro rata selection unless otherwise required by law or applicable stock exchange or depositary requirements, no less than 30 days nor more than 60 days prior to the redemption date, the notes of that series to be redeemed in whole or in part.

Unless the Operating Partnership defaults in payment of the redemption price, on and after any redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

No Guarantees

Neither Tanger Factory Outlet Centers, Inc. nor any of our subsidiaries will guarantee the payment of principal, interest or other amounts due under the notes.

Governing Law

The Indenture is governed by, and construed in accordance with, the laws of the State of New York, and once issued the notes will be as well.

Book-Entry System

The following are summaries of certain rules and operating procedures of The Depository Trust Company, or DTC, that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Note. Upon issuance, the notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of

DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (1) by DTC to a nominee of DTC, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the notes represented by such Global Note beneficially owned by participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of the notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Operating Partnership, the Trustee or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. The Operating Partnership expects that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

The Eighth Supplemental Indenture will provide that if (1) DTC notifies the Operating Partnership that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered as such under the Exchange Act at any time when the depositary is required to be so registered in order to act as depositary for the notes and a successor depositary is not appointed within 90 days after the Operating Partnership receives such notice or learns of such ineligibility, (2) the Operating Partnership determines that the notes shall no longer be represented by a Global Note and executes and delivers to the Trustee an officers’ certificate to that effect or (3) an Event of Default with respect to the notes has occurred and is continuing and beneficial owners representing a majority in aggregate principal amount of the outstanding notes advise DTC to cease acting as depositary for the notes, the Operating Partnership will issue the notes in definitive form in exchange for interests in the Global Note. Any notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

DTC has advised the Operating Partnership that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal, premium, if any, and interest in respect of the Global Note will be made by the Operating Partnership by wire transfer of immediately available funds to an account maintained in the United States.

If notes are issued in definitive certificated form under the limited circumstances described above, payments of interest on the certificated notes may be made, at our option, by check mailed to the addresses of the persons entitled thereto, as such addresses appear in the register for the notes, or by wire transfer to accounts maintained by the payees in the United States; provided, however, that a Holder of $5 million or more in aggregate principal amount of notes in definitive certificated form will be entitled to receive payments of interest due on any Interest Payment Date by wire transfer of immediately available funds to an account maintained by such Holder in the United States so long as such Holder has given appropriate wire transfer instructions to the Trustee or a paying agent at least 15 calendar days prior to the applicable Interest Payment Date. Any such wire transfer instructions will remain in effect until revoked by such Holder or until such person ceases to be a Holder of $5 million or more in aggregate principal amount of notes in definitive certificated form.

Payments of principal of and premium, if any, and interest on notes in definitive certificated form that are due and payable on the Maturity Date, any redemption date or any other date on which principal of such notes is due and payable will be made by wire transfer of immediately available funds to accounts maintained by the Holders thereof in the United States, so long as such Holders have given appropriate wire transfer instructions to the Trustee or a paying agent, against surrender of such notes to the Trustee or a paying agent; provided that installments of interest that are due and payable on any Interest Payment Date falling on or prior to such Maturity Date, redemption date or other date on which principal of such notes is payable will be paid in the manner described in the preceding paragraph to the persons who were the Holders of such notes registered as such at the close of business on the relevant Regular Record Dates according to the terms and provisions of the Indenture.

The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. The Operating Partnership expects that secondary trading in the certificated notes, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO HOLDERS OF OUR NOTES

The following general discussion summarizes certain U.S. federal income tax considerations of the purchase, ownership and disposition of the notes by holders who purchase notes for cash at their original issuance at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes which are different from those discussed below, or that the IRS’s positions will not ultimately be sustained.

This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the notes. In addition, this discussion is limited to the U.S. federal income tax consequences to initial holders who hold the notes as capital assets (generally, property held for investment). It does not describe any tax consequences arising under the tax laws of any state, local or foreign jurisdiction, any estate or gift tax consequences or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks and other financial institutions;

•	thrifts;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	insurance companies;

•	persons that hold notes as part of a “straddle,” a “hedge” or a “conversion transaction” or other risk-reduction transaction;

•	persons liable for alternative minimum tax;

•	expatriates;

•	U.S. Holders (defined below) that have a “functional currency” other than the U.S. dollar;

•	pass-through entities (e.g., partnerships) or investors who hold the notes through pass-through entities;

•	passive foreign investment companies; and

•	controlled foreign corporations.

If a partnership, including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If a holder is a partner in a partnership that is considering purchasing notes, such holder should consult with its tax advisor.

U.S. Holders

As used in this discussion, a “U.S. Holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a domestic trust.

Interest

Stated interest on the notes is generally taxable to a U.S. Holder as ordinary income when it accrues or when the U.S. Holder receives it, in accordance with the U.S. Holder’s regular method of accounting for tax purposes. It is anticipated, and this discussion assumes, that the notes will not be issued with more than a de minimis amount of original issue discount.

Sale or Other Taxable Disposition

Upon the sale, exchange, redemption, retirement or other taxable disposition of notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received on such disposition (less any amount attributable to accrued and unpaid interest on the notes to the extent not previously included in income, which will generally be taxable as ordinary income) and such holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder. Any capital gain or loss recognized on the disposition of notes will be long-term capital gain or loss if the U.S. Holder has held the relevant notes for more than one year at the time of disposition. For certain non-corporate holders, net long-term capital gain is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting will generally apply to payments of interest on, or the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by a U.S. Holder, unless such holder is an exempt recipient. If the U.S. Holder does not establish that it is an exempt recipient, backup withholding generally will apply to such payments unless a U.S. Holder provides us or the appropriate intermediary with a taxpayer identification number and complies with certain certification procedures.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are allowable as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, and the U.S. Holder may qualify for a refund if it timely provides the required information to the IRS.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of notes that is not a U.S. Holder.

Interest

Subject to the discussion under “Information Reporting and Backup Withholding” below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on payments of interest on a note, provided that:

•	the Non-U.S. Holder is not a direct, indirect or constructive owner of 10% or more of our capital or profits interests;

•	the Non-U.S. Holder is not a “controlled foreign corporation” related to us directly, indirectly or constructively through stock or other equity ownership;

•	payments of interest are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•

we or our paying agent receives (i) from the Non-U.S. Holder, a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or appropriate successor form) signed under penalties of perjury, which provides its name and address and certifies that it is a Non-U.S. Holder or (ii) from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business (a “financial institution”) on behalf of the Non-U.S. Holder, certification under penalties of perjury that such an IRS Form W-8BEN (or substitute IRS Form W-8BEN or appropriate successor form) has been received by it, or by another such financial institution, from the Non-U.S. Holder, and, in the case of certain financial institutions (including “non-qualified intermediaries”), a copy of the IRS Form W-8BEN (or substitute IRS Form W-8BEN or appropriate successor form) has been attached to such certification.

Special rules apply to Non-U.S. Holders who hold notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

If interest on a note is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if the Non-U.S. Holder is entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by it in the United States, then such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if the Non-U.S. Holder is a corporate holder, it may also be subject to a branch profits tax on its effectively connected earnings and profits attributable to such income at a rate of 30% or such lower rate as may be available under an applicable income tax treaty). If interest is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, payments of such interest will not be subject to U.S. withholding tax so long as the Non-U.S. Holder provides us or our paying agent with a properly completed Form W-8ECI or other applicable certification, signed under penalties of perjury.

A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the notes.

Sale or Other Taxable Disposition

Subject to the discussion under “Information Reporting and Backup Withholding” below, any gain (other than amounts attributable to accrued and unpaid interest, which would be treated as discussed above under “Non-U.S. Holders — Interest”) realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other taxable disposition of a note generally will not be subject to U.S. federal income or withholding tax, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if the Non-U.S. Holder is entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by it in the United States.

If the first bullet point applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which its capital gains from U.S. sources exceed capital losses allocable to U.S. sources (without taking into account any capital loss carryovers). If the second bullet point applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise (and, if it is a corporation, the Non-U.S. Holder may also be subject to the branch profits tax described above).

Information Reporting and Backup Withholding

Payments to a Non-U.S. Holder of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the Non-U.S. Holder. U.S. backup withholding generally will not apply to payments of interest on a note if a Non-U.S. Holder duly provides a certification as to its foreign status, or otherwise establishes an exemption, provided that we or our paying agent do not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person.

Payment of the proceeds on the sale or other disposition (including a retirement or redemption) of a note by a Non-U.S. Holder effected by the U.S. office of a U.S. or foreign broker generally will be subject to information reporting requirements and backup withholding unless the Non-U.S. Holder properly certifies its foreign status under penalties of perjury and certain other conditions are met, or otherwise establishes an exemption. Payments of the proceeds on the sale or other disposition (including a retirement or redemption) by a Non-U.S. Holder made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to such payments if the broker is a U.S. person or has certain connections to the United States.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any, and the Non-U.S. Holder may qualify for a refund if it timely provides the required information to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UPDATED INFORMATION REGARDING U.S. FEDERAL INCOME TAX-RELATED DISCLOSURE IN BASE PROSPECTUS

The following information supersedes the disclosure referenced below regarding specified U.S. Federal income tax matters.

Under the heading “Material Federal Income Tax Considerations to Tanger Factory Outlet Centers, Inc. of its REIT Election — Taxation of Tanger Factory Outlet Centers, Inc. — Ownership of Interests in Taxable REIT Subsidiaries” on page 46 of the accompanying prospectus, the first sentence is hereby replaced with the following sentence:

“We own interests in three taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future.”

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the notes described in this prospectus supplement through a number of underwriters. Jefferies LLC, U.S. Bancorp Investments, Inc., and Wells Fargo Securities, LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed severally, and not jointly, to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Underwriter	Principal Amount of Notes
Jefferies LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Total	$

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the public offering of the notes, the public offering price and other selling terms may be changed.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $800,000.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or have the notes quoted on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

The underwriters and their respective affiliates have provided and may in the future provide commercial, financial advisory or investment banking services for us and our subsidiaries for which they have received or will receive customary compensation.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of Wells Fargo Securities, LLC and U.S. Bancorp Investments, Inc. are agents and/or lenders under our unsecured term loan and/or unsecured lines of credit. As described in “Use of Proceeds,” the net proceeds from this offering will be used to repay outstanding borrowings under our unsecured lines of credit and as a result affiliates of certain underwriters will receive a pro rata portion of net proceeds from this offering. U.S. Bancorp Investments, Inc. is an affiliate of the Trustee.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

This prospectus supplement and accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the placement contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive, in each case, in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, (1) persons who are outside the United Kingdom or (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or the accompanying prospectus or any of their contents.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Finance Service and Market Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K of Tanger Properties Limited Partnership for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Latham & Watkins LLP, New York, New York and Womble Carlyle Sandridge & Rice, LLP, Greensboro, North Carolina. Certain matters relating to the notes will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

Clifford Chance US LLP, New York, New York will rely as to matters of North Carolina law on the opinions of Womble Carlyle Sandridge & Rice, LLP, Greensboro, North Carolina.

Tanger Properties Limited Partnership

$

    % Senior Notes Due 2023

PROSPECTUS SUPPLEMENT

                    , 2013

Joint Book-Running Managers

Jefferies

US Bancorp

Wells Fargo Securities